EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

January 14, 2010

TSX Venture Exchange:    EMR

OTC Bulletin Board:    EGMCD

U.S. 20-F Registration:     000-51411

Frankfurt Stock Exchange: EML

EMGOLD MINING CORPORATION ANNOUNCES OPTION AND PURCHASE

AGREEMENT ON ITS ROZAN PROPERTY, BRITISH COLUMBIA WITH

VALTERRA RESOURCE CORPORATION

Emgold Mining Corporation (EMR-TSX Venture) (the "Company" or "Emgold") is pleased to announce that it has entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra Resource Corporation (“Valterra”) on Emgold’s Rozan Gold-Silver Property, located in the Nelson Mining District, British Columbia, Canada.

Valterra is a Vancouver based junior gold exploration company focused on exploring high-grade mineral deposits in British Columbia.  Valterra controls approximately 9,000 hectares of mineral claims including the “Star” gold-silver claims and the adjacent “Toughnut” gold-silver-copper-lead-zinc claims, near Emgold’s Rozan Property.  These two projects encompass over 1,900 hectares and cover five gold-silver-polymetallic mineralized zones that are structurally aligned within a 3.5 kilometer belt called the Silver King Shear Zone.  The Silver King Shear Zone continues southeast toward the past-producing Silver King Mine and the 8,173 hectare Kena Gold-Copper Property owned by Sultan Minerals Corporation (“Sultan”).

The Rozan Property consists of 1,950 hectares representing 32 mineral claims, located near the Star, Toughnut, and Kena properties.  The property was initially discovered by prospectors in 1928 and subsequently explored for gold.  A small mining operation yielded 115 tons containing 127 ounces of gold with small amounts of silver, lead and zinc.  Previous work on the property includes prospecting, geological mapping, and geochemical sampling.  Geochemistry surveys have defined an extensive high grade gold soil anomaly that covers an area greater than 1,000 meters by 1,500 meters, nearly all on the south side of Red Mountain, with indicator elements anomalous in arsenic, tungsten, molybdenum, copper, bismuth, iron, barium and others metals. The anomaly, as currently understood, is open to the southeast.

Since acquiring the Rozan Property, Emgold discovered a new zone on the property (the “Flying Dutchman Zone”) located approximately 1.6 kilometers east of the Rozan "Main Vein".  The Flying Dutchman zone was drill tested by Emgold with two diamond drill holes in 2000.  Hole 00R0Z-01 returned 1.45 grams per tonne gold over 4.1 meters and hole 00ROZ-02 returned 60.73 grams per ton gold over 0.25 meters.

Emgold management believes that the coupling the Rozan Property together with the Star and Toughnut Properties owned by Valterra, will allow for systematic exploration of the combined claims, increasing the potential for an economically significant discovery.

As part of the Lease and Option to Purchase Agreement with Emgold, Valterra will have the following cumulative work commitments on the Rozan Property during the term of its lease:

Year 1 (2010):

$50,000

Year 2 (2011):

$250,000

Year 3 (2012):

$500,000

Year 4 (2013)

$750,000

Year 5 (2014):

$1,000,000

Total Cumulative

$1,000,000

The term of the Lease and Option to Purchase Agreement is for a period of 5 years.  Property payments to be made by Valterra to Emgold during the lease are scheduled as follows:

Property Payment Schedule*

Timing	Cash ($CDN)	Shares	5 Year Warrants
Signing		50,000	50,000
Year 1	$30,000	50,000	50,000
Year 2	$30,000	50,000	50,000
Year 3	$40,000	50,000	50,000
Year 4	$40,000	50,000	50,000
Year 5	$60,000	100,000	100,000
Total	$200,000	350,000	350,000

                                                                            *Warrants prices will be set at the price of the common shares at the time of issuance.

Upon completion of the lease payments and work commitments, Valterra will acquire the Rozan Property, subject to an underlying Net Smelter Royalty (“NSR”).  Valterra will use best efforts to complete a NI-43-101 resource estimate for the property by Year 5, subject to results obtained from exploration and development work.

The Rozan Property is currently 100% owned by Emgold, subject to a 3% underlying NSR royalty held by Jack and Eric Denny (the “Denny Royalty”).  Emgold currently has the right to acquire two thirds (a 2% NSR) of this 3% NSR by making a cash payment of CDN $1,000,000 to the Denny’s.  Emgold also has first right of refusal on the remaining one third (a 1% NSR) of the 3% NSR, should the Denny’s elect to sell it to a third party.

Under the agreement with Valterra should Emgold elect to acquire two thirds of the Denny Royalty (a 2% NSR), Valterra will have 30 days to exercise an option to obtain half of this interest (a 1% NSR) by paying Emgold CDN $500,000, which Emgold will use as part of the payment to acquire the 2% NSR from the Denny’s and transfer half of this interest (a 1% NSR) to Valterra.  Should Valtera elect not to exercise its option at this time, it shall retain a further option to acquire the 1% NSR from Emgold at a future date for a payment of CDN $750,000.  Emgold will retain its first right of refusal with the Dennys to acquire the remaining 1% of the 3% Denny Royalty, should the Dennys elect to sell it to a third party.  Should Emgold obtain this 1% NSR, Valterra shall have first right of refusal if Emgold elects to sell it to a third party.

For more information about Emgold, the Idaho-Maryland Gold Mine Project, and the Company’s other properties, please visit www.emgold.com.

On behalf of the Board of Directors

David G. Watkinson

President & COO

For further information please contact:

Tel: 604-687-4622  Toll Free: 1-888-267-1400

Email: info@emgold.com

This release was prepared by the Company’s management.  Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defines in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com